MANUFACTURING AND PURCHASE AGREEMENT

Between

A.M.S. ELECTRONICS LTD. (“AMS”),

and

NEXUS TELOCATION SYSTEMS LTD., NEXUSDATA (1993) LTD. and

NEXUSDATA, INC.

(“NEXUS”)

NEXUS agrees to order from AMS, and AMS agrees to manufacture and supply to NEXUS over a thirty-six month period not less than $36 million of products developed by NEXUS for vehicle location and automated meter reading and described on attached Appendices 1 and 2, as updated in writing by the parties from time to time (the “Products”) all in accordance with NEXUS’s Specifications and Quality Requirements, and AMS shall deliver the finished Products exclusively to Nexus and to the NEXUS Customers in accordance with the terms of this Agreement, all the foregoing subject to the terms and conditions set out herein.  The purchasing of customized items, components, manufacture, sale and purchase of the finished Products will be governed by the terms and conditions of this Agreement.  Unless otherwise agreed to by the Parties, AMS will provide all manufacturing technology, equipment, labor, materials and facilities necessary to perform its obligations hereunder.

This Agreement consists of the attached Terms and Conditions and the Appendices.

A.M.S. ELECTRONICS LTD.	NEXUS TELOCATION SYSTEMS LTD.	NEXUSDATA (1993) LTD.

By:	By:	By:

Signature	Signature	Signature

Typed or Printed Name	Typed or Printed Name	Typed or Printed Name

Title	Title	Title

NEXUSDATA, INC.

By:

Signature

Typed or Printed Name

Title

MANUFACTURING AND PURCHASE AGREEMENT

TABLE OF CONTENTS

SECTION SUBJECT		PAGE

	SIGNATURE PAGE	2

1.	DEFINITIONS	5

2.	TERM

3.	LICENSE TO USE SOFTWARE	12

4.	PURCHASE ORDERS & PRODUCT PURCHASE ORDERS	13

5.	NEXUS FORECASTS & PURCHASE ORDER ADJUSTMENTS	15

6.	PROCUREMENT OF MATERIALS; INVENTORY MANAGEMENT	15

7.	DESIGN, MATERIAL AND PROCESS CHANGES	19

8.	PURCHASE PRICE AND PAYMENT TERMS	20

9.	DELIVERY, DELAYS, ACCEPTANCE, RETURNS, & CARRIER	22

10.	WARRANTIES, REMEDIES, LIMITATION OF LIABILITY	23

11	QUALITY AND INSPECTION	26

12.	NON-RECURRING ENGINEERING CHARGES	28

13.	INVENTORY INDEMNIFICATION	28

14.	TERMINATION	29

15.	REPRESENTATIONS, WARRANTIES AND COVENANTS	32

16.	CONFIDENTIALITY; PROPRIETARY INFORMATION	34

17.	INDEMNITIES	33

18.	MISCELLANEOUS

Appendix 1 - Products

Appendix 2 - Product Pricing

Appendix 3 - Unique Components

Appendix 4 - Statement of Work (SOW)

Appendix 5 - Purchase Order Form

Appendix 6 - [Intentionally Deleted]

Appendix 7 - Initial Inventory Purchase

Appendix 7A- NEXUS Components

Appendix 8 – NEXUS TELOCATION LTD. Specific Terms and Conditions

Appendix 9 – NEXUSDATA LTD. Specific Terms and Conditions

Appendix 10 – Product Life Test Reports

Appendix 11 - Related Manufacturing Agreement

Appendix 12 - Non-Disclosure Agreement

Appendix 13 - QVL/AVL (B.O.M. With Manufacturers/Vendors)

Appendix 14 - Outstanding Matters

TERMS AND CONDITIONS

1.	DEFINITIONS

Whenever capitalized in this Agreement the following terms shall have the corresponding meanings:

“Affiliate” with respect to any entity, means any other controlling entity, controlled by or under common control with such entity.  As used in this definition, the term “control” means direct or indirect ownership or voting control of fifty percent (50%) or more of the equity or voting securities of the entity in question or having the power, by commitment or otherwise, to elect a majority of the Board of Directors (or similar governing body) of the entity in question.

“Agreement” means this Manufacturing and Purchase Agreement between NEXUS and AMS.

“Assignees” has the meaning set out in Section 18.9 (Authorized Personnel).

“B.O.M.” means the bill of materials of a Product.

“Change Order” has the meaning set out in Appendices 8 and 9 (Change to Purchase Orders).

“Confidential Information” means: (a) for NEXUS, including but not limited to, all data relating to NEXUS Proprietary Components supplied to AMS by NEXUS or a NEXUS Authorized Vendor, the Product Documentation, the Specifications, the Quality Requirements, the Production File, the Products, any Software, equipment or fixtures developed by or for NEXUS, and any trade secrets and intellectual property rights related to or arising from any of the foregoing; and (b) any information, including but not limited to any information relating to either Party’s product plans, designs, costs, prices and names, finances, marketing plans, business opportunities, customers, potential customers, personnel, research, development or know-how, that is provided in connection with this Agreement in any and all medium; and (c) the terms and conditions of this Agreement;  provided, however, that “Confidential Information” will not include information that: (i) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving Party; (ii) is independently developed by the receiving Party as can be substantiated by written records; (iii) is lawfully obtained from a third party who has the right to make such disclosure; or (iv) is required to be disclosed pursuant to applicable laws, including securities laws or stock exchange regulations.

“Delivery” or “Deliver” means delivery of, or to deliver, the quantity of Products ordered by NEXUS in a particular Purchase Order to the Delivery Point.

“Delivery Point” means NEXUS Customer’s site or NEXUS offices, as shall be specified by NEXUS in the relevant Purchase Order.

“Effective Date” shall be defined as the first day of April 2002.

“Engineering Change Order” or “ECO” has the meaning set out in Section 7.2 (At NEXUS’s Request).

“Forecast” has the meaning set out in Appendices 8 and 9 (Forecasts).

“Marked Materials” has the meaning set out in Section 16.3 (NEXUS Marks).

“Nexus” shall mean Nexus Telocation Systems Ltd., NexusData Ltd. and NexusData, Inc.

“NEXUS Authorized Vendor” means (i) NEXUS, (ii) third parties selected, approved and qualified by NEXUS in writing, including but not limited to vendors which appear on a QVL/AVL, and (iii) with NEXUS’s prior written approval, third parties selected by AMS.

“NEXUS Components” means components to be supplied by NEXUS Authorized Vendors to AMS from time to time for purposes of the assembly, manufacture and testing of the Products and/or Spare Parts hereunder.

“NEXUS Customer” means a NEXUS customer that has requested NEXUS to build and implement a custom designed solution for such customer’s use.

“Nexus Data” shall mean NexusData (1993) Ltd. and NexusData, Inc.

“NEXUS Marks” has the meaning set out in Section 16.3 (NEXUS Marks).

“NEXUS Proprietary Components” means components that are special and/or unique components manufactured for NEXUS Products and/or Spare Parts based upon NEXUS’s drawings and Specifications or at NEXUS’s order, and all derivatives, enhancements, improvements, modifications, adaptations, upgrades and updates thereto.

“Nexus Telocation” shall mean Nexus Telocation Systems Ltd.

“Notice” has the meaning set out in Section 13.1 (Continuing Manufacturing Obligations).

“NRE” has the meaning set out in Section 12 (Non-Recurring Engineering Charges).

“Pre-Production Deliverables” means those pre-production deliverables that are mutually agreed to by the Parties as part of the process of qualifying and introducing new Products.

“Procured Materials” means the components and other materials, if any, purchased by AMS to manufacture and/or deliver the Products to the NEXUS Customer under this Agreement.

“Production Files” or “PF” means the manufacturing production files in electronic format, including the process flow chart for each type of Product, which will be given to AMS by NEXUS prior to the commencement of manufacture of each Product.

“Product Catalog Number” has the meaning set out in Section 4.1.

“Product Documentation” means the materials making up the Production File which shall be provided by NEXUS to AMS in English, and may include some or all of the following, as they may be relevant to the performance of AMS’s obligations under this Agreement:

(i) Product Specifications;

(ii) Schematic, block, and component layout diagrams, and drawings, with reference designators where appropriate;

(iii) Complete B.O.M., with reference designators to the schematics and vendor part numbers, of all levels within the Product;

(iv) Test and inspection procedures and assembly and disassembly instructions, troubleshooting procedures, alignment and calibration procedures and safety procedures;

(v) Data sheets for commercially available components with NEXUS-approved sources of supply, cross-referenced to the schematics and vendor part number; and

(vi) Drawings and other materials relating to marking, labeling and packaging.

“Product Warranty” has the meaning set out in Section 10.1 (Product Warranty; Extended Warranty).

“Products” means the products identified on Appendix 1, and such new Products as NEXUS may wish to add pursuant to Section 4.7 (New Products) as manufactured by AMS hereunder.

“Purchase Price” has the meaning set out in Section 8.1 .

“Quality Requirements” means the quality requirements set forth in the SOW and other instruments, including without limitation, the Production File, as shall be provided by NEXUS to AMS in writing and updated from time to time.  IPC 610 C Class B standards shall be utilized.

“QVL/AVL” means the Qualified Vendor List/Approved Vendor List, which is limited to manufacturers appearing in the list which shall be supplied by NEXUS in respect of each component to be used in the manufacture of the Products.  If NEXUS shall wish to make any changes to the QVL/AVL it shall notify AMS of the desired change.  Within seven (7) calendar days after AMS’s receipt of notice of such change, AMS shall advise NEXUS in writing of any costs and other impacts arising from such change, and AMS shall not proceed to obtain such components until NEXUS has approved such impact in writing, following which approval AMS shall engage with such new QVL/AVL.  In the event that NEXUS does not approve such impact in writing, AMS shall continue with the procurement as before.

“Related Manufacturing Agreement” means the Related Manufacturing Agreement attached hereto as Appendix 11.

“Renewal Terms” has the meaning set out in Section 2.1 (Term; Renewal Terms).

“RMA” means return material authorization.

“Schedule” has the meaning set out in Appendices 8 and 9 (b).

“Software” means all or any portion of the software programs and custom software programs (in object code form), and any and all intellectual property rights therein and thereto, which are licensed to AMS by NEXUS to be integrated as part of the Product and to be used for the purposes set out herein.  Software shall also be deemed to include all corrections, modifications and updates to the Software and associated documentation provided by NEXUS to AMS.

“Spare Parts” means spare parts of each Product, as separately identified by NEXUS for such Product according to the terms hereof.

“Specifications” means the specifications for a Product and associated Pre-Production Deliverables for such Product.  Specifications may be amended by NEXUS from time to time by documented Engineering Change Orders.

“Standard Cost” of a component means the price of components quoted in the B.O.M. and actually being purchased by AMS from NEXUS Authorized Vendors (QVL or AVL) for the Products as may be adjusted from time to time by the mutual agreement of NEXUS and AMS to reflect changing vendor prices.

“Statement of Work” or “SOW” means an initial Statement of Work attached to this Agreement as Appendix 4, describing the initial assembly, manufacturing and testing of the Products and Spare Parts hereunder on a Turnkey Basis, and any amendment thereto as may be agreed upon in writing by the Parties.

“Termination Inventory” has the meaning set out in Section 13.1 (Continuing Manufacturing Obligations).

“Tooling” means the Product-specific manufacturing tooling used in the manufacture (assembly and testing) of a particular Product and/or Spare Part.

“Turnkey Basis” means the delivery of the Products to the agreed Delivery Point after the performance of all of the following in accordance with this Agreement: purchasing of materials, manufacturing, testing and packaging.

“Unique Components” means the components set forth in Appendix 3

“Working Day” means Sunday through Thursday, except for legal holidays and days when most Israeli banks are not accepting customers.

2.	TERM AND COMMITMENT

2.1

Term; Renewal Terms.  Unless terminated as provided for below, the initial term of this Agreement shall be three (3) years from the Effective Date and, subject to the provisions hereof will be automatically renewed for one (1) year periods  (the “Renewal Terms”).  During the term of this Agreement it is the intention of NEXUS to only use AMS for the manufacture of the NEXUS products listed in Appendix 1 within the State of Israel.

2.2

Commitment Amount.  Subject to Section 2.3, during the initial term (3 years) of this agreement Nexus agrees to purchase a minimum of $36 million of Products.  The minimum amounts to be purchased each year shall be $9 million during the first twelve (12) months, $12 million during the second twelve (12) months, and $15 million during the final twelve (12) months.  In the event that Nexus exceeds its minimum purchase amount in any given year such excess amount shall be deducted from the following year’s minimum purchase amount and such revised figure shall become the minimum purchase amount for such year, provided, however, that under no circumstances shall the actual purchase amount for the second year be less than $5 million.

2.3

Nexus Penalties.  Notwithstanding Section 2.2 or the preamble of this Agreement, in the event that NEXUS purchases more than $30 million of Products over the three year term of this Agreement, NEXUS shall not be liable to pay penalties to AMS and AMS shall have no claim or cause of action against NEXUS hereunder.  In the event that NEXUS purchases Products for $30 million  or less over the three year term, for reasons other than due to termination of this Agreement by NEXUS due to breach hereof by AMS (“Termination Due to AMS’s Breach”) , NEXUS shall pay a penalty to AMS in the amount of five percent (5%) of the difference between $36 million and the actual total amount of purchases made.  The parties agree that any accounting will only take place at the end of the 3 years, except in the event that NEXUS fails, for reasons other than due to Termination Due to AMS’s Breach, to purchase at least 50% of the annual amounts set out in Section 2.2, in which case the following shall apply: (i) During the first year of the Agreement, if NEXUS fails to purchase at least $4.5 million, then NEXUS shall pay to AMS five percent (5%) of the difference (the “First Year Difference”) between $9 million and the actual purchase amount during such year (such amount hereinafter referred to as  the “First Year Penalty”); (ii) During the second year of the Agreement, (A) if NEXUS fails to purchase at least $6 million, then NEXUS shall pay 5% of the difference (the “Second Year Difference”) between $12 million and the actual purchase amount during such year (such amount hereinafter referred to as  the “Second Year Penalty”), or (B) if NEXUS shall purchase an amount equal to at least the sum of $12 million plus the First Year Difference, then AMS shall repay to NEXUS the First Year Penalty; (iii) at the end of the third year of the Agreement, a final accounting will take place as follows: (A) if NEXUS purchases $30 million or more over the three year period, and paid to AMS a First Year Penalty and/or a Second Year Penalty, AMS shall repay such amount(s) to NEXUS; or (B) if NEXUS purchased less than $30 million over the three year period, for reasons other than Termination Due to AMS’s Breach, then NEXUS must pay five percent (5%) of the difference between $36 million and the actual purchases made over the 3 year period (the “Final Penalty”); provided, however, that if NEXUS paid a First Year Penalty and/or a Second Year Penalty, then the Final Penalty shall be reduced by the First Year Penalty and/or a Second Year Penalty.

In no event shall any penalty payable hereunder, or any cumulative penalty payable hereunder exceed $1.8 million.  Any penalty amounts due hereunder shall be paid within thirty (30) calendar days of the end of the applicable anniversary  date hereof.  AMS shall have the discretion to determine if the Final Penalty, if any, shall be paid in cash or in NEXUS Telocation’s ordinary shares, the quantity of which shall be determined by reference to the average closing price per share in the market over twenty (20) consecutive trading days prior to the payment date.  Any shares which may be issued to AMS under this Section 2.3 shall have piggyback registration rights (i.e., AMS shall be entitled to have all such shares registered in any registrations effected by NEXUS Telocation, not including registrations on Form S-8 and Form F-4, with all related costs to be borne by NEXUS Telocation).  In the event that AMS shall wish to have demand registration, AMS shall bear all expenses related thereto and NEXUS undertakes to file the registration statement with the Securities Exchange Commission within three months from the date of request by AMS.

3.	LICENSE TO USE SOFTWARE

3.1

NEXUS shall provide AMS the Software for the production of the Products. NEXUS grants to AMS a limited, non-exclusive, nontransferable, royalty free license during the term of this Agreement and any renewals thereof to use the Software solely for the manufacture of the Products and/or Spare Parts for the benefit of NEXUS in accordance with this Agreement.

3.2

Title and Limitations.  Title to and ownership of the Software shall remain with NEXUS, and nothing herein shall be construed as a transfer thereof pursuant to this Agreement. All rights to patents, copyrights, trademarks and trade secrets, confidentiality and proprietary provisions and other intellectual property rights in and to the Software shall remain with NEXUS, and nothing herein shall be construed as a transfer thereof pursuant to this Agreement.  Without derogating from Section 6.8 and Section 16, AMS shall not, nor authorize or permit any other party to, (i) transfer or otherwise convey the Software or any part thereof, and (ii) reverse engineer, disassemble, decompile or otherwise attempt to derive the source code of the Software or create derivative works based on the Software.

4.	PURCHASE ORDERS & PRODUCT PURCHASE PRICES

4.1

Production Files (PFs). NEXUS hereby provides a written PF to AMS for each and every Product.  Each PF references this Agreement contains the applicable Product catalog number (“Product Catalog Number”), Product Documentation, Specifications, Quality Requirements, and components applicable for each Product.  The PF is governed by the terms and conditions of this Agreement and the SOW attached hereto.  AMS shall manufacture the Products exclusively for NEXUS, subject to the terms and conditions set forth in this Agreement.

4.2	Purchase Orders (“PO”).

(a)

Purchase Orders Under PFs.  AMS will manufacture, assemble, test and Deliver the Products and Spare Parts and NEXUS will purchase the Products and Spare Parts, in accordance with Purchase Orders provided by NEXUS to AMS, under the applicable PF and subject to the terms and conditions set forth in this Agreement.

(b) [Intentionally Deleted]

(c)

PO Form and Acceptance.  Purchase Orders will be in writing and sent by facsimile or by electronic means.  To be effective, all Purchase Orders must contain the following terms:  (i) Product Catalog Number; (ii) quantity to be purchased; (iii) NEXUS Customer’s name and shipping address(s).  The required date for Delivery of the Product to the Delivery Point will either be provided on the Nexus Telocation purchase order or the NexusData Production Schedule.  AMS shall accept Purchase Orders in writing within seven (7) calendar days after its receipt thereof. NEXUS shall use its standard Purchase Order form, substantially in the form set out in Appendix 5.  Failure to deliver an acceptance to NEXUS within such seven (7) calendar day period will be deemed acceptance by AMS.  In the event that NEXUS supplies a Purchase Order that exceeds the Forecast, NEXUS shall so specifically indicate to AMS in the Purchase Order.  AMS may not reject any Purchase Order that is consistent with the Forecast and any rejection thereof shall be deemed breach of this Agreement.  Except where expressly stated otherwise in writing by the parties, in the event of a conflict between the provisions of this Agreement and the terms and conditions of a Purchase Order, the provisions of this Agreement shall prevail.

4.3

Authorized Purchasing Officials.  NEXUS will advise AMS in writing of the names of those NEXUS personnel that are authorized to commit NEXUS to Purchase Orders and other commitments relative to this Agreement.  As of the Effective Date the authorized personnel for NEXUS Telocation is Antony Freedman and for Nexus Data David Treichler.  The list of authorized purchasing officials may be revised from time to time by NEXUS, and NEXUS shall provide to AMS written notification thereof.

4.4

Tooling.  The costs and sources of Tooling, if any, for each Product shall be mutually agreed upon between AMS and NEXUS and specified in the applicable PF.  All Tooling provided or otherwise paid for by NEXUS shall be the property of NEXUS, and shall be used by AMS only for the manufacture, assembly and testing of Products and spare parts hereunder.  All Tooling provided or otherwise paid for by AMS shall be the property of AMS and may be used by AMS for any and all purposes, provided this does not interfere with AMS’s obligations hereunder.  AMS shall be responsible for all aspects of maintenance and calibration of all test systems and fixtures as required to maintain system accuracy and certifications.  AMS shall not be responsible for replacement or repair of systems due to obsolescence or exceeding normal equipment life.  NEXUS shall provide training of AMS personnel for maintenance procedures in connection with Tooling and fixtures provided by NEXUS.

4.5

Review Rights.  NEXUS shall be given the opportunity to review, on a reasonable basis, at its cost, at AMS’s premises, and upon provision of reasonable advance notice to AMS, the books and records of AMS and its Affiliates relevant  to its obligations hereunder to ensure compliance with the undertakings and principles included in this Agreement, including requesting the appropriate entity to provide reasonable documentation.

4.6

New Products.  NEXUS may add new Products to this Agreement from time to time.  The Parties shall negotiate in good faith the terms of payment and Delivery of such new Products, and NEXUS shall provide AMS with a PF regarding such new Products as set forth in Section 4.1 hereto.  NEXUS shall be solely responsible for determining new Products, the Specifications, Quality Requirements, and components included in each new Product.  The Parties will be jointly responsible for the identification of pre-production services and PreProduction Deliverables for new Products.

4.7

Provision of NEXUS Inventory and NEXUS Components.  AMS shall purchase NEXUS’s initial inventory of components at the fees set out and as specified in Appendix 7 (Initial Inventory Purchase).  NEXUS shall provide and deliver to AMS the NEXUS Components listed in Appendix 7A (NEXUS Components) and on terms and conditions to be agreed upon.  Without derogating from the generality of the foregoing and without being deemed as derogating from any remedies available to AMS under applicable law or this Agreement, it is clarified that any failure of NEXUS to provide the NEXUS Components according to AMS’s request may result in delays in the performance by AMS of its undertakings hereunder.  In such event, such delay shall not be deemed to be a breach of AMS’s obligations hereunder.

5.	NEXUS FORECASTS & PURCHASE ORDER ADJUSTMENTS

The NEXUS Forecasts and Purchase Order Adjustment procedures are set out in Appendices 8 (for Nexus Telocation) and 9 (for NexusData).

6.	PROCUREMENT OF MATERIALS; INVENTORY MANAGEMENT

6.1

Procured Materials.  AMS shall perform all materials procurement from NEXUS Authorized Vendors, unless NEXUS shall notify AMS that NEXUS wishes to procure certain materials.  The warranty for any materials or components acquired by AMS from third party suppliers shall be passed through to NEXUS.

6.2

NEXUS Authorized Vendors.  AMS will procure materials only from NEXUS Authorized Vendors for the Products and/or Spare Parts.  NEXUS hereby provides AMS with a QVL/AVL for each B.O.M. item of a Product to be manufactured as set out in Appendix 13.  AMS may not change to other vendors without NEXUS’s advance written approval.  In no event shall AMS change to a vendor that does not appear on the relevant QVL/AVL without NEXUS’s express prior written consent (in NEXUS’s sole discretion), such consent not to be unreasonably withheld.  AMS shall pass through to NEXUS the component intellectual property (software licenses or licenses for intellectual property rights) where applicable.

6.3	Supply of Components by NEXUS.

Notwithstanding Section 6.2 (NEXUS Authorized Vendors), whenever AMS shall be required to purchase new components for the Products and/or Spare Parts, NEXUS shall be entitled to supply such components unless AMS is able to supply such component at a price less than offered by NEXUS.  If NEXUS shall decide for tax and duty purposes to supply components, AMS will purchase these components from NEXUS at terms equal to terms negotiated with NEXUS suppliers, subject to the aforesaid qualification regarding pricing.

6.4

Procurement Through AMS.  NEXUS shall be entitled, from time to time, to purchase Spare Parts, components or materials through AMS’s procurement department, provided that NEXUS reimburses AMS for its cost of such procurement, plus 4%.

6.5	Inventory Management. Without derogating from the other provisions of this Agreement, AMS shall purchase and manage its inventory of Procured Materials in a manner:

6.5.1

better or consistent with standard industry inventory management practices (on a first-in-first-out (FIFO) basis), including but not limited to the use of economic order quantities, and ABC buy policies; and

6.5.2

that will ensure that AMS can fill NEXUS Purchase Orders and Purchase Orders on a Turnkey Basis according to Delivery dates, and make commercially reasonable efforts to obtain competitive prices for such Procured Materials, without derogating from the quality of the Procured Materials and the management thereof.

6.5.3

that will ensure that the cancellation and rescheduling window for all components except non-cancelable – non-returnable (NCNR) materials shall be no more than 30 days unless identified in Appendix 3 (Unique Components). This appendix may be updated from time to time upon mutual written consent.

6.5.4

that will ensure that batteries and magnets shall be inspected and tested upon receipt to ensure they meet Specifications and shall be managed according to a first-in first-out (FIFO) inventory approach.

6.6

Product End-of-Life; Disengagement.  Nexus shall use its best efforts to notify AMS in writing at least four (4) months prior to Nexus ceasing to purchase Product(s) and Spare Parts (whether due to Product end-of-life or disengagement), which notice shall include Nexus’ requirements for such Product(s) during such four (4) months, or longer, period.  Upon receipt of such notice, AMS shall:

	1.	Make commercially reasonable efforts to reduce or cancel its outstanding purchase orders for components and raw materials in excess of the Nexus end-of-life requirements.

2.

Provide Nexus, upon request, with an inventory exposure report for excess finished goods (including yield excess finished goods), work-in-process and material inventory on hand at AMS which identifies any partial reels of components that may be remaining.

	3.	Provide Nexus with documentation reasonably requested, within a mutually agreed upon time frame, indicating the quantities and type of inventory.

AMS shall not reallocate Procured Materials to the manufacture of products for a customer other than NEXUS such that it affects the delivery of NEXUS products without the prior written approval of NEXUS.  NEXUS shall be required to purchase from AMS all products, materials and components which may be of no further use due to NEXUS’s actions hereunder, provided that AMS provides satisfactory evidence to NEXUS that AMS fulfilled its obligations hereunder inclusive of Sections 6.6 (1) through 6.6 (3). .

6.7

Unique Components. Set forth in Appendix 3, as updated from time to time by the parties, shall be a list of Unique Components per Product Catalog Number and a cancellation window thereof. If any components contain or utilize software or licenses for intellectual property rights they shall be identified on this list.

6.8

Use of NEXUS Proprietary Products and Components.  Without derogating from the generality of Section 16 (Confidentiality; Proprietary Information), AMS agrees to use NEXUS Proprietary Components and Software for the sole purpose of manufacturing the Products and Spare Parts for NEXUS and not for any other purpose, and agrees not to engage in, nor will it authorize others to engage in, the reverse engineering, disassembly or the decompilation of any NEXUS Products or any of NEXUS’s Proprietary Component or Software, unless authorized by NEXUS in advance in writing.

6.9

Reports and Notices.  AMS shall provide to NEXUS, copies of electronic or written reports on, including but not limited to, Open PO’s, MRP recommendations, Projected Excess stock (valued), current inventory and production scheduling & Quality Requirements at the same frequency such reports shall be prepared for AMS’s internal purposes, but in any event, at least on  a weekly obligation hereunder unless consent is given for a different frequency by NEXUS. AMS will supply to NEXUS, upon request, the acceptance reports performed on components purchased according to Nexus Specifications.  AMS shall also provide Nexus notices of discontinued components within three (3) Working Days upon receipt from the manufacturer to provide the Nexus Design teams adequate lead time to find a suitable substitute.

6.10

Packaging and Printed Materials.  All packaging, product graphics, instructional materials and other NEXUS specified print matter related to the Products, if any, shall be created, developed and produced by AMS in accordance with NEXUS commercially reasonable requirements.

6.11	Program Managers. NEXUS and AMS will name a person in writing to be a single point of contact to handle matters related to the day-to-day administration of this Agreement.

	For NEXUS Data:	David Triechler
Tel: 817-416-9805
Fax: 817-416-8336
Email:davidt@nexusdata.com

For NEXUS Telocation: Antony Freedman
Tel: 972-3-572-3111
Fax: 972-3-571-6911
Email: antonyf@nexus.co.il

	For AMS:	Daniel Mitlansky
Tel: 972-8-997-2929
Fax: 972-8-997-1287
Email: amselc@netvision.net.il

7.	DESIGN, MATERIAL AND PROCESS CHANGES

7.1	At AMS’s Request. AMS shall not change any Product or Spare Part, including any component or material, or any production methodology used in any Product or Spare Part, without obtaining NEXUS’s prior written consent. AMS’s request shall specify any cost, schedule or other impact of such change. If NEXUS requests, AMS shall also provide on mutually agreed terms, sample units of the modified Product or Spare Part for NEXUS evaluation. NEXUS shall attempt to approve or disapprove AMS’s request within fifteen (15) calendar days after receipt or, at a minimum, within such period advise AMS of the estimated date such decision will be made by NEXUS.

7.2	At NEXUS’s Request. Should NEXUS desire modifications in the design of a Product, NEXUS will submit a written request to AMS to make the change (an “Engineering Change Order” or “ECO”). Within three (3) Working Days after AMS receipt of the ECO, AMS shall advise NEXUS in writing of the direct labor and materials cost, schedule or other impact of such change, and shall not implement any such change unless and until NEXUS has approved such impact in writing. The hourly regular labor tariff will be $12.

AMS shall use its best commercial efforts to implement the required changes in a timely manner which is mutually agreeable to NEXUS and AMS, and which shall comply with the applicable Product Lead Times. NEXUS shall own all right and title in and to any modifications and/or engineering changes made hereunder. Any cost savings resulting from an engineering change proposed by NEXUS shall be reflected in the Purchase Price of the applicable Product.

7.3	Emergency Changes. If NEXUS submits an emergency ECO clearly identified as such, AMS shall commence implementation of such ECO within twenty-four (24) hours; provided, that AMS has advised NEXUS of, and NEXUS has approved in writing any estimated cost or other impact of such change and the required components are available. If the required components are not available, AMS shall use its best commercial efforts to procure such components as soon as possible.

8.	PURCHASE PRICE AND PAYMENT TERMS

8.1	Purchase Price. The initial purchase prices for the Products (“Purchase Prices”) are set forth in Appendix 2 for each Product and are effective for the period(s) and on the terms stated therein. The purchase price for Spare Parts shall be agreed upon between the parties. The Purchase Price beyond the initial Purchase Price shall be determined in accordance with the procedures set out in Appendices 8 and 9. AMS shall be solely responsible for its own taxes based on its revenues or property ownership, including, without limitation, municipality taxes and similar payments. For the avoidance of doubt, NEXUS shall not be charged separately for any taxes except for VAT and any other taxes which NEXUS is able to recover from the taxing authority. For the avoidance of further doubt the Purchase Prices shall be adjusted to reflect any cost changes resulting from an engineering change consistent with the provisions set out in Section 7.2.

8.2	Payment Terms. All payments shall be made by NEXUS to AMS in U.S. Dollars or Israeli Shekels at the representative exchange rate on the payment day. AMS shall issue an invoice upon Freight-on-board at the Israeli port as stated on the PO, or otherwise at NEXUS’s Israeli premises. Upon receipt of a verified invoice, NEXUS shall pay AMS the Purchase Price for the Products and the agreed price for Spare Parts shipped and any applicable shipment and delivery costs in accordance with Section 9 plus VAT as applicable within current terms plus 60 days. Past due payments will accrue interest at a rate equal to 0.75% compounded monthly; for avoidance of doubt, this shall not be deemed as derogating from any remedies which may be available to AMS under any applicable law or this Agreement. In addition to the foregoing, if NEXUSDATA becomes delinquent by more than 30 days, then the terms and conditions as specified in the Related Manufacturing Agreement (Appendix 11) shall apply. For avoidance of doubt, execution, delivery and/or performance of the Related Manufacturing Agreement shall not be deemed or interpreted as any release by AMS of NexusData of any of NexusData’s obligations and undertakings towards AMS, or as any waiver by AMS of any rights, demands, claims or suits it may have against NexusData under this Agreement.

9.	DELIVERY, DELAYS, ACCEPTANCE & RETURNS

9.1	Delivery. Upon fulfillment of AMS’s obligations under the applicable Purchase Order, AMS shall Deliver on a Turnkey Basis the total number of Products and Spare Parts ordered in such Purchase Order to the Delivery Point on the date specified either in such Purchase Order or Nexus Production Schedule, subject to the provisions in Appendices 8 and 9 (NEXUS Forecasts, Purchase Order & Adjustments). All Products delivered shall be suitably and carefully packed for shipment in accordance with NEXUS’s instructions, if any. Delivery shall be considered late if made one (1) or more Working Days late. In the event that AMS shall wish to deliver prior to the Delivery date for other than NexusData products, AMS shall request NEXUS’s approval, which shall be subject to NEXUS’s sole discretion. Labeling and reports shall conform to the Nexus or Nexus customer specifications and requirements, which shall be provided in writing.

9.2	Delay Notification. AMS shall maintain a sufficient number of qualified staff to enable AMS to fulfill its obligations under the terms and conditions of this Agreement. Should AMS discover that an agreed upon Delivery date cannot be met, AMS shall immediately notify NEXUS in writing or by electronic means, stating the cause for the delay and an estimate of when the Delivery can be made. NEXUSDATA shall monitor the installation days in buffer for each customer and shall provide AMS with weekly reports of this information.

9.3	Acceptance and Return. NEXUS shall notify AMS of any discrepancies in the shipment quantity. AMS shall be responsible for promptly shipping, at its sole expense, any missing components, units or documentation to the Delivery Point. If units of Product are returned to the AMS pursuant to Sections 9.4 (In-Warranty Returns) or 9.5 (Returns After First Use) below, NEXUS shall obtain an RMA from AMS, and NEXUS will be under no obligation to pay the Purchase Price or Delivery costs for any such Products.

9.4	In-Warranty Returns. AMS shall accept returns of Products during the warranty period set forth in Section 10 (WARRANTIES, REMEDIES, LIMITATION OF LIABILITY) hereof.

9.5	Returns After First Use. NEXUS may return any Product to AMS, which is found, upon first use by the NEXUS Customer or NEXUS, to be damaged or defective (for reasons other than misuse or mishandling either during shipping including as a result of inadequate packaging design from NEXUS, or by the NEXUS Customer or where the defect is caused by errors or defects in the PFs), including without limitation any electrical, mechanical, performance, or cosmetic defect. AMS shall accept such return and replace such damaged or defective Product with a replacement unit which performs in accordance with the relevant PF specifications, shipped with next regular shipment to the Delivery Point or within fifteen (15) calendar days from receipt of the returned Product if the delivery point is within Israel, all at AMS’s cost and expense. If the product is discontinued by NEXUS and unrepairable, AMS will credit NEXUS the cost of the unit.

If AMS is not able to comply with this Section and the NEXUS Data Customer with which the Related Manufacturing Agreement is signed, cancels the agreement between NEXUS and such customer due to damaged or defective Products, it shall be construed to be grounds for termination of the Agreement.

10.	WARRANTIES, REMEDIES, LIMITATION OF LIABILITY

10.1	Product Warranty; Extended Warranty. AMS warrants to NEXUS that all material and supplies used by AMS in its performance or the performance of any authorized subcontractor hereunder and each Product and Spare Part shall (i) be free from defects in workmanship and materials, (ii) conform to the PF’s provided by NEXUS, and where design is AMS’s responsibility, will be free from defects in design, (iii) be Delivered to Nexus or the NEXUS Customer free and clear of any lien, encumbrance or other claim by any person or entity other than NEXUS, and (iv) be manufactured and shipped by AMS without infringing on any contractual or intellectual property right of any other manufacturer, person or entity (the “Product Warranty”). Except for the Product Warranty against third party claims – subsections (iii) and (iv) above, which shall not be limited in time, the Product Warranty for any Product or Spare Part shall be effective for fifteen (15) months from the date of shipment from the factory. AMS shall pass through to NEXUS the component intellectual property warranty and/or indemnification received from NEXUS Authorized Vendors and shall cooperate with NEXUS in pursuing intellectual property claims. The warranty period shall be identified in the shipment data files provided to NEXUS and NEXUS customers per the reports specifications provided.

10.1.1

The materials portion of the Product Warranty shall not apply to (i) NEXUS consigned or supplied materials and NEXUS Components, (ii) Product that is abused, damaged, altered or misused after title passes to the NEXUS Customer (other than by AMS), or (iii)  Product damaged after title passes to the NEXUS Customer by external causes not directly or indirectly contributed to by AMS.  NEXUS shall not be responsible for costs arising from defects in components used in the manufacturing of the products or defects in parts supplied by NEXUS to meet importation duty regulations.

10.1.2

Products shall be considered free from defects in workmanship if they are manufactured in accordance with AMS’s manufacturing workmanship standards, conform to the product Specifications, and successfully complete any mutually agreed upon Product acceptance tests.  NEXUS may perform acceptance testing which measures a different array of performance criteria but the parties agree that the mutually agreed upon Product acceptance test will be the measurement standard to determine if the Product meets Specifications.  NEXUS shall have the right to observe any acceptance tests performed by AMS at AMS’s production site and  shall have all test and yield records and reports provided on a weekly basis.

10.2	Warranty Limitations and Exclusions.

	10.2.1	ALL CLAIMS ARISING UNDER THE WARRANTY MUST BE FILED BY NEXUS NO LATER THAN NINETY (90) CALENDAR DAYS AFTER THE EXPIRATION OF THE WARRANTY PERIOD (AS DEFINED IN SECTION 10.1) FOR THE PRODUCT.

10.2.2

THE WARRANTIES SET OUT IN THIS AGREEMENT, INCLUDING WITHOUT LIMITATION THE PRODUCT WARRANTY PROVIDED UNDER SECTION 10.1, ARE THE SOLE WARRANTIES PROVIDED BY AMS.  AMS MAKES, AND NEXUS RECEIVES, NO OTHER WARRANTY EITHER EXPRESSED OR IMPLIED.  ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, AND ALL IMPLIED WARRANTIES OF TITLE FOR ANY CONSIGNED OR NEXUS SUPPLIED MATERIALS, IF ANY, ARE EXPRESSLY DISCLAIMED AND EXCLUDED HEREFROM.  FOR THE AVOIDANCE OF DOUBT, THE PROVISIONS OF THIS SECTION DO NOT DEROGATE FROM THE OTHER WARRANTIES CONTAINED IN THIS AGREEMENT.

10.2.3

UNLESS EXPRESSLY AGREED TO BY AMS IN WRITING, AMS MAKES NO WARRANTY THAT THE PRODUCTS WILL MEET ANY SPECIFICATION NOT MADE KNOWN TO AND AGREED TO BY AMS, EXCLUDING SPECIFICATIONS PROVIDED BY NEXUS IN ACCORDANCE WITH THIS AGREEMENT.

10.3	Remedy on Breach of Warranties. NEXUS’s exclusive remedy for any breach of the Product Warranty shall be, at AMS’s option, repair by AMS at a facility of its choice, replacement of the defective Product with a functionally equivalent product, or return of the Purchase Price. For repair or replacement of the Product or Spare Part, AMS shall perform such repair or replacement, as applicable, within five (5) calendar days from the date the Product or Spare Part is delivered to AMS for a Product or Spare Part that is in production, and twenty (20) calendar days from the date the Product or Spare Part is delivered to AMS for a Product or Spare Part that is currently not in production. For a credit or refund, the purchase price of the Product or Spare Part shall be refunded or credited within thirty (30) calendar days from AMS’s receipt of the Product or Spare Part. AMS shall be responsible for all shipping costs.

In the event that AMS repairs a defective Product or Spare Part, AMS will affix to each repaired or replacement Product a new date code specifying the week and year in which the repaired or replacement Product was scheduled to be delivered to NEXUS. The applicable Product warranty period shall automatically be extended with no additional charge for an additional fifteen (15) months following the date the repaired Product is shipped to the NEXUS Delivery Point.

10.4	Survival of Warranties. AMS’s warranties under Section 10 shall survive any inspection, delivery, acceptance of, or payment by NEXUS for the Products manufactured by AMS, and shall survive the termination or expiration of this Agreement for any reason whatsoever, and shall benefit NEXUS, its successors and assigns. AMS shall notify NEXUS of any error, inaccuracy or incompleteness that AMS identifies within the PFs, including without limitation, any drawings, Product Specifications and Product Documentation, which NEXUS provides to AMS.

11.	QUALITY AND INSPECTION

11.1	Quality Requirements. AMS shall manufacture the Products and Spare Parts in accordance with the NEXUS Quality Requirements. The Quality Requirements shall specify the cosmetic standards to be applicable. Such cosmetic standards shall be based upon samples to be provided by NEXUS acceptable to AMS prior to manufacturing. AMS shall provide NEXUS weekly reports and analysis of all test results and the yields of each of the quality tests performed in accordance with NEXUS’s Quality Requirements. AMS shall also provide NEXUS its failure analysis reports, corrective action reports and defect containment plan. AMS will supply to NEXUS the acceptance reports performed on components purchased according to Nexus Specifications.

11.2	Inspections by NEXUS

(i)

AMS shall allow NEXUS’s quality control auditors to make visits and inspections of facilities/finished Products used by AMS in connection with the manufacturing, storing, and shipment of the Products and Spare Parts, and any other materials provided to AMS by NEXUS during the usual business hours of such facilities and upon reasonable prior coordination  for the purpose of inspecting and performing quality audits, unlimited in scope, during any stage of AMS’s manufacturing process, and to ensure compliance with the Quality Requirements.  NEXUS shall have the right, but not the obligation, to conduct periodic physical inventories at the facilities of AMS in order to determine AMS’s compliance with the terms of this Agreement and upon reasonable prior coordination.

(ii) NEXUS may inspect any Products and Spare Parts Delivered under this Agreement for deficiencies in material and/or workmanship, in accordance with the SOW, at AMS’s or NEXUS’s facilities.

11.3	Agency Approvals. AMS will be responsible, at its expense, for obtaining any governmental body, agency, third party and/or regulatory approvals in connection with the manufacture of the Products or which are required in connection with the execution, delivery and performance of this Agreement; provided, however, that NEXUS will provide AMS all information and assistance reasonably requested by AMS for the purpose of obtaining such approvals.

12.	NON-RECURRING ENGINEERING CHARGES

12.1	NEXUS and AMS will mutually agree on AMS provided non-recurring engineering charges and set-up fees (“NRE”) required to manufacture the Products. NRE charges will be billed to NEXUS as mutually agreed upon.

12.2	New Product Introduction and Non Recurring Expense – The unit pricing of this contract includes all New Product Introduction costs and non-recurring expense except the one-time cost of new stencils if not provided by NEXUS for initial manufacture.

13.	INVENTORY INDEMNIFICATION

13.1	Continuing Manufacturing Obligations. Upon cancellation of a Purchase Order, or upon expiration of this Agreement or termination of this Agreement other than for a material breach by AMS, AMS will be obligated, subject to Section 14.1(iii) (Effect of Termination) to manufacture and sell to NEXUS, at its request, and NEXUS thereupon shall be responsible for the purchase and payment of:

(a) all finished Products scheduled for shipment within the thirty (30) days immediately following AMS ’s receipt of the cancellation or termination notice (the “Notice”);

(b) all work-in-process scheduled for shipment within the thirty (30) days immediately following receipt of the Notice.

(c)

all Unique Components and in any event not to exceed the Unit Number of Products set forth in the PO and the corresponding Cancellation Window period per each Unique Component set forth  in Appendix 3.  Items (a)-(c) are referred to as the “Termination Inventory”.

13.2

Efforts to Reduce Termination Inventory.  AMS will make every reasonable effort to use the Termination Inventory other than NEXUS Proprietary Components on other current programs, will cancel all outstanding material orders with vendors, and will attempt to return piece parts to vendors.  NEXUS will be responsible for costs, charges and fees actually incurred by AMS to cancel or return any portion of the Termination Inventory to vendors and, upon mutual agreement, the cost to modify the Products for other programs.

13.3

Purchase of Remaining Termination Inventory.  Within thirty (30) days from termination or cancellation, AMS will invoice, and NEXUS will purchase, the Termination Inventory remaining after vendor cancellations and returns and after other program use, as follows:  (i) for Unique Components, at AMS ’s Standard Cost; (ii) for WIP, at a mutually agreed upon reasonable pro rata percentage of the finished Product purchase price; and (iii) for finished Product, at the Purchase Price in effect at termination or cancellation.  NEXUS will be responsible for any negative price differentials between the price AMS paid for the Unique Components and the price at which AMS was able to return and/or utilize the items on other programs.  AMS will credit NEXUS for any positive price differentials. For the avoidance of any doubt, nothing contained in this Section shall be construed to impose an obligation of payment for a sum higher than the actual value of any Purchase Order placed by NEXUS, accepted by AMS and subsequently canceled hereunder.

13.4	AMS’s Records. NEXUS shall be entitled to request that AMS provide reasonable documentation and invoices to substantiate any and all payments requested to be made hereunder.

14.	TERMINATION

14.1	(i)

Termination with Cause. This Agreement may be terminated, by written notice, by either party upon the occurrence of any one or more of the following events: (i) failure by either party to perform any of its material obligations under this Agreement and to cure such failure within thirty (30) calendar days after receipt of written notice describing the failure in sufficient detail, or if the failure cannot be completely cured within thirty (30) calendar days, failure to make substantial progress towards a cure within the thirty (30) calendar day period; or immediately upon (a) a material breach of Section 16.1 (Confidentiality) or (b) the second paragraph of Section 9.5 (Returns After First Use) (i.e.- failure by AMS to comply following which the specific Nexus Data Customer referred to therein cancels its agreement with NEXUS Data); (ii) entering into or filing of a petition, arrangement or proceeding seeking: an order for relief under the bankruptcy laws of the State of Israel or similar laws of any other jurisdiction; a receivership for any of its assets; a composition with or assignment for the benefit of its creditors; a readjustment or debt; or its dissolution or liquidation all of which unless cancelled or removed within thirty (30) calendar days.

(ii)

Termination without cause.  This Agreement may be terminated, by written notice, by either party without cause upon six (6) months prior written notice to the terminated party.  For avoidance of doubt, such termination shall not derogate from NEXUS’ full undertaking under Section 2.3 of this Agreement, and the final accounting referred to in Section 2.3 shall take place on the date of termination under this Section 14.2 (i.e- as if a full period of three years has passed since the Effective Date), provided the termination is by NEXUS without cause.

	(iii)	Effect of Termination. Upon termination of this Agreement:

(a)

AMS will, to the extent and at times specified by NEXUS, stop all work on outstanding Purchase Orders,  take actions to incur no further direct costs, and protect all property in which NEXUS has or may acquire an interest.  Unless terminated by AMS under Section 14.1, NEXUS will have the option to request that AMS complete work in process pursuant to any Purchase Orders open on the date of termination and, in such case, AMS shall complete such work-in-process; for remaining work-in-process not to be completed as per NEXUS stop work order, NEXUS will pay a mutually agreed upon reasonable pro rata percentage of the finished Product’s purchase price;

(b)	NEXUS will pay AMS the price for all Products Delivered to NEXUS as of the termination date;

(c)

Each Party will return to the other, freight collect, all materials that contain the other’s Confidential Information, including all manufacturing files of NEXUS and all copies thereof and all documents or things containing any portion of any Confidential Information, or if the other Party gives written instructions to do so, destroy all such materials and copies thereof and all documents or things containing any portion of any Confidential Information, and provide the other a written certificate of destruction within thirty (30) days after such destruction; and

(d)

AMS shall use no less than commercially reasonable efforts to cancel without charge any outstanding purchase order with third party suppliers relating to this Agreement, unless otherwise requested by NEXUS.

(e)

In the event of Termination under Section 14.2, except as otherwise provided in this Agreement, neither Party shall be liable to the other Party hereto for damages, losses, indemnity, compensation or expenses of any kind or character whatsoever on account of the expiration or termination of this Agreement in accordance with the terms hereof, whether such damages, losses, costs or expenses arise from loss of prospective sales, or expenses incurred or investments made in connection with the establishment, development or maintenance of a Party’s business, creation of goodwill, markets and customers for the Products or any other reason whatsoever.  Subject to survival, notwithstanding anything to the contrary contained herein, expiration or termination of the Agreement shall not affect any claim, demand, liability or right of a Party arising pursuant to this Agreement prior to the expiration or termination hereof.

(f)

In the event that NEXUS should seek another manufacturer in Israel during the term of the agreement, NEXUS agrees not to enter into any agreement for manufacture if the price per unit is not greater than $1 less expensive than the offer from AMS.

15.	REPRESENTATIONS, WARRANTIES AND COVENANTS

15.1	AMS. AMS hereby represents, warrants and covenants that:

15.1.1

all corporate and other proceedings required to be taken by or on behalf of it, to authorize the execution, delivery and performance of this Agreement and all documents and agreements ancillary hereto, has been duly taken, it has full authority to enter into this Agreement and all documents and agreements ancillary hereto, and the person signing and executing this Agreement and all documents and agreements ancillary hereto on AMS’s behalf is duly authorized to bind it;

	15.1.2	it has the necessary experience, expertise, capability and manpower to carry out its obligations and undertakings under this Agreement and all documents and agreements ancillary hereto;

15.1.3

any approval, permit or consent of, or filing with any governmental body, official authority or any other third party required in connection with the execution, delivery and performance of this Agreement and all documents and agreements ancillary hereto by AMS has been obtained;

	15.1.4	it has obtained and will continue to maintain an ISO 9002 Statement of Compliance; and

15.1.5

the execution and delivery of this Agreement and all documents and agreements ancillary hereto, and/or the consummation of the transactions contemplated hereby, will not give rise to a right to terminate, result in a breach of terms and conditions of, constitute a default under or violate any other agreement or undertaking of AMS and any other third party, which may have a material adverse effect on AMS.

15.2	NEXUS. NEXUS hereby represents, warrants and covenants that:

15.2.1

all corporate and other proceedings required to be taken by or on behalf of it, to authorize the execution, delivery and performance of this Agreement and all documents and agreements ancillary hereto, have been duly taken, it has full authority to enter into this Agreement and all documents and agreements ancillary hereto, and the person signing and executing this Agreement and all documents and agreements ancillary hereto on NEXUS’s behalf is duly authorized to bind it; and

15.2.2

the execution and delivery of this Agreement and all documents and agreements ancillary hereto, and/or the consummation of the transactions contemplated hereby, will not give rise to a right to terminate, result in a breach of terms and conditions of, constitute a default under or violate any other agreement or undertaking of NEXUS and any other third party, which may have a material adverse effect on NEXUS.

16.	CONFIDENTIALITY; PROPRIETARY INFORMATION

16.1

Confidentiality. Each Party shall protect the other Party’s Confidential Information from unauthorized dissemination and shall prevent disclosure of Confidential Information to any third party, and shall treat the Confidential Information with at least the same degree of care that each such Party uses to protect its own like information, but at a minimum, with a reasonable degree of care or, a higher standard of care if reasonable under the circumstances.  Each Party shall not use the other Party’s Confidential Information for purposes other than those necessary to perform this Agreement and only employees, consultants and permitted subcontractors (collectively for purposes of this section “employees”) of the receiving Party who have a need to know such Confidential Information will have access thereto, which employees shall be bound by confidentiality undertakings no less stringent than set out herein.  A party receiving from the other party any information in the form of hardware, products or any other tangible form of equipment (“Units”), shall not allow access to the Units by any other third party, nor shall such receiving party make any attempt to open the Units, remove any seal or remove any screw or connector from the Units. Except as permitted under this Agreement, each Party shall not disclose to third parties the other Party’s Confidential Information without the prior written consent of the other Party.  Immediately upon termination or expiration of this Agreement, or upon the request of a Party prior to the termination or expiration of this Agreement, each Party shall return the other Party’s Confidential Information,  and all copies thereof and all documents or things containing any portion of any Confidential Information, or obtain written approval for the destruction of the other Party’s Confidential Information, and all copies thereof at the disclosing party’s option, and in such case, shall provide a written certificate of destruction within thirty (30) days after such destruction.

Upon the execution and delivery of this Agreement, the Non-Disclosure Agreement dated January 1, 2002 between the Parties shall be superceded by the provisions of this Agreement.

16.2	Proprietary Information. All Confidential Information of NEXUS and any improvements to any designs, plans, inventions, concepts or ideas of NEXUS, including, without limitation, during AMS’s performance under this Agreement, are proprietary to NEXUS and shall at their inception be and remain the sole and exclusive property of NEXUS and nothing contained herein shall be construed as giving AMS any license or rights with respect to any thereof. AMS agrees that any idea, discovery or improvement which is conceived or first reduced to practice by AMS or NEXUS in connection with any work performed by AMS, or AMS using the Confidential Information of NEXUS shall be the sole property of NEXUS. AMS agrees to make prompt and complete disclosure to NEXUS of all such ideas, discoveries or improvements and AMS agrees to execute any and all documents reasonably requested by NEXUS, including but not limited to patent applications, to perfect, secure or record NEXUS’s property rights therein.

All Confidential Information of AMS and any improvements to any designs, plans, inventions, concepts or ideas of AMS’s not related specifically to NEXUS’s Products including, without limitation, during AMS’s performance under this Agreement, are proprietary to AMS and shall at their inception be and remain the sole and exclusive property of AMS.

16.3	NEXUS Marks. AMS will not, without NEXUS’s prior written consent, use any NEXUS trademarks, service marks, trade names, logos or other commercial or product designations or any other intellectual property right of NEXUS or any of its Affiliates (the “NEXUS Marks”), for any purpose other than with respect to the Products and Spare Parts, including, but not limited to, use in connection with any AMS products, promotions, advertisements or exhibitions. No license or permission to use any of the NEXUS Marks is granted except for the purpose of manufacturing goods for NEXUS which are delivered to NEXUS or a third party designated by NEXUS. AMS warrants that any goods manufactured, assembled or obtained by AMS which contain any of the NEXUS Marks shall be sold or Delivered to NEXUS pursuant to this Agreement and shall not be Delivered, sold or conveyed to any third party. For any materials manufactured by AMS and/or Delivered to AMS by NEXUS, or that otherwise are obtained by AMS containing any of the NEXUS Marks (the “Marked Materials”), AMS agrees to maintain control over and an accurate account of all the Marked Materials. Except as used by AMS in connection with its performance under this Agreement, AMS shall return to NEXUS all unused Marked Materials or (at NEXUS’s option) provide NEXUS with a written report identifying all Marked Materials that have been destroyed during AMS’s performance hereunder. AMS shall not retain, sell or dispose of any goods containing or bearing the NEXUS Marks without NEXUS’s prior written consent.

16.4	Equitable Enforcement. Each party hereby acknowledges the significance of the confidentiality and intellectual property concerns of the other party and acknowledges that the provisions of this Section 16 are essential to the other party, and of extreme importance to its ongoing business operations. Each party accordingly acknowledges and agrees that in the event of any breach or threatened breach by such party or its representatives of the provisions of this Section 16, money damages alone will be inadequate to compensate the other party, and, accordingly, each party agrees that the other party may seek, obtain and have enforced equitable relief, including preliminary, temporary or permanent injunctions issued by a court of competent jurisdiction restraining and prohibiting the breaching or threatening party and its representatives from such breach or threatened breach. Each party acknowledges that the other party’s rights to obtain such equitable relief are in addition to (and are not meant to replace) any other remedies (legal, equitable or otherwise) which may be available to such other party.

16.5	No Waiver. The failure of a Party to enforce any provision of this Section 16 (Confidentiality; Proprietary Information) shall not constitute a waiver of any term hereof.

16.6	Survival. The rights and obligations of the Parties under this Section 16 (Confidentiality; Proprietary Information) shall survive any termination or expiration of this Agreement for a period of two (2) years.

17	INDEMNITIES

17.1	Infringement by NEXUS. Except in the event that AMS designs Products or portions of the Products, NEXUS shall be responsible for the design of the Products. Upon AMS’s demand, NEXUS will promptly defend, indemnify and hold AMS, its officers, directors, employees, agents, successors and assigns, harmless from and against reasonable direct cost, expense or loss (including reasonable attorneys’ fees and legal costs) directly relating to any claim or threatened claim: (a) that any Product or portion of a Product violates the intellectual property rights of a third party (foreign or domestic); (b) that the Product has a design defect; or (c) arising from or related to the distribution, sale or use of any Product or portion of a Product. The immediately preceding sentence will apply whether the claim is based upon contract, tort or any other legal theory.

17.2	Infringement by AMS. Upon NEXUS’s demand, AMS will promptly defend, indemnify, and hold NEXUS, its officers, directors, employees, agents, successors and assigns, harmless from and against reasonable direct cost, expense or loss (including reasonable attorneys’ fees and legal costs) directly relating to any claim or threatened claim arising out of or in connection with a third party claim or action, whether the claim is based upon contract, tort or any other legal theory, alleging:

(i)

that AMS’s manufacturing process and materials (other than those provided by NEXUS or any vendor or supplier listed in the initial QVL/AVL supplied under this Agreement) incorporated by AMS into a Product, portion of a Product or Spare Parts violates the intellectual property rights of a third party (foreign or domestic)..  In the event that any new supplier or vendor is added to the QVL/AVL, the party adding such supplier or vendor shall ensure that any materials acquired from such vendor or supplier for the purposes hereunder do not infringe any patent, copyright, license, trademark right, trade secret, mask work right or other proprietary right of any kind of any third party; and

(ii) in any way directly arising out of or directly associated with AMS noncompliance with laws, regulations or ordinances, including penalties and expenses.

17.3	Conditions. A Party’s obligation to indemnify the other under this section (Indemnities) is conditioned upon and subject to: (a) the indemnified Party giving the indemnifying Party reasonably prompt notice in writing of any such charge of infringement, claim or suit and permitting the indemnifying Party through counsel of its choice, to answer the charge of infringement and defend such claim or suit; (b) the indemnified Party providing the indemnifying Party information, assistance and authority, at the indemnifying Party’s expense, to enable the indemnifying Party to defend the suit; and (c) the indemnifying Party will not be responsible for any settlement made by the indemnified Party without its prior written consent. The indemnifying Party agrees not to disclose or publicize the terms of any settlement of a suit against the indemnified Party without first obtaining the indemnified Party’s written permission.

18.	MISCELLANEOUS

18.1	Entire Agreement. This Agreement and its attachments contain the entire agreement between the parties regarding the subject matter hereof. This Agreement supersedes all prior oral and written agreements and understandings between the parties relating to the subject matter hereof, and may only be amended or modified in writing signed by an authorized representative of each party. The terms and conditions of any Purchase Order, Schedule, or any other form or document of NEXUS or AMS shall not apply unless agreed in writing, as an amendment to this Agreement.

18.2	Survival. In addition to provisions elsewhere in this Agreement, the obligations of the Parties under Sections 2.3 (NEXUS Penalties), 10 (Warranties, Remedies, Limitation of Liability), 13 (Inventory Indemnification), 17 (Indemnities), 18.3, 18.8 18.10, 18.11 and 18.12 and anything by their nature should survive termination or expiration hereof shall survive any termination or expiration of this Agreement.

18.3	Limitation of Liability. Each party’s liabilities under this Agreement is limited to direct damages only. Neither party’s liability for direct damages under this Agreement (whether in contract or tort) shall exceed one million eight hundred thousand dollars ($1,800,000).

Notwithstanding the above, if Nexus is assessed penalties by its Customers as a result of workmanship caused defects AMS shall be liable for these penalties.

18.4	Insurance. AMS hereby represents to NEXUS that it has and will maintain adequate insurance as is required by law or as is the common practice in AMS’s trade or business throughout the term of this Agreement and any renewals hereof. AMS shall provide to NEXUS within one (1) week from the date this Agreement is signed a letter confirming the types and amounts of coverage AMS has relevant to its undertakings hereunder.

18.5	Beneficial Parties. This Agreement is intended solely for the benefit of the executing parties and their permitted successors and assigns. No other person or entity shall have any rights under or in connection with this Agreement.

18.6	Assignment. Neither party may sell, transfer or assign any right, duty or obligation granted or imposed upon it under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Provided, however, that either party retains the right to assign its rights under this Agreement to Affiliated Companies or under the Related Manufacturing Agreement(s). Provided, further, that such consent shall not be required for a Party to assign or transfer its rights under this Agreement to a successor to all or substantially all of such Party’s assets or business relating to the subject matter of this Agreement, whether by merger, reorganization, operation of law or by the sale or transfer of all or substantially all of such Party’s assets or business relating to the subject matter of this Agreement, provided such successor shall assume in writing the obligations of such party under this Agreement in a written assumption agreement delivered to the other parties.

18.7	Subcontractors. AMS will not subcontract its obligations with respect to the production of the Products hereunder unless NEXUS consents in writing in each instance, such consent not to be unreasonably withheld, and the subcontractor (i) enters a non-disclosure agreement substantially in the form set out in Appendix 12, and (ii) is located in Israel. NEXUS’s consent to any subcontractor shall not relieve AMS from any obligation imposed by this Agreement, and the warranties granted by AMS hereunder shall also apply to any manufacture of components by or services provided by any subcontractor.

18.8	Force Majeure. Neither party shall be liable for damages and costs to the other party arising out of delays or failures to perform under this Agreement if such delays or failures result from causes beyond the reasonable control of a party, and are not caused by an act or omission of such party. Notice of any such delays or failures and explanation of their causes must be given to the other party within reasonable time of the occurrence. As soon as it is reasonably apparent that the occurrence will likely cause a delay of more than one hundred and eighty (180) days, the party against whom this section is invoked shall have the right to terminate this agreement.

18.9	Authorized Personnel. NEXUS is the only entity authorized to purchase Products hereunder and the individual executing this Agreement certifies they have the legal authority to bind NEXUS. Any affiliates, subsidiaries, and permitted assigns (“Assignees”) of NEXUS which NEXUS wishes to purchase Products hereunder must execute a copy of this Agreement and NEXUS warrants that any and all obligations and debts of the Assignees will be discharged in a timely fashion.

18.10	Governing Law; Arbitration.

18.10.1

This Agreement and performance by AMS and NEXUS under it shall be governed solely by the laws of the state of Israel, without regard to conflicts of laws or the choice of law principles, and all questions concerning the validity and construction hereof shall be determined in accordance with such laws.

18.10.2

Both parties pledge their full cooperation and good faith to settle any differences under this Agreement in a reasonable, businesslike and commercial manner.  However, in the event any difference cannot be so settled it shall be finally settled by arbitration under the Israel Arbitration Law – 1968, as amended, before a mutually agreed arbitrator in Israel appointed in accordance with the said Israel Arbitration Law – 1968, as amended, rules. Notwithstanding the foregoing, each party may have recourse to any court or tribunal in any jurisdiction in order to enforce any of its intellectual property rights by injunctive or other relief, and the other party submits to and agrees not to contest any such jurisdiction.  The prevailing party in any such proceeding taken outside of arbitration shall be entitled to reimbursement for its reasonable attorneys fees and costs incurred in such proceeding from the non-prevailing party.

18.11	Independent Contractor. Each party represents that it is acting on its own behalf as an independent contractor and is not acting as an agent for or on behalf of any third party. This Agreement and the relations hereby established by and between the parties do not constitute a partnership, joint venture, franchise, agency or contract of employment. Neither party is granted, and shall not exercise, the right or authority to assume or create any obligation or responsibility on behalf of or in the name of the other party or its Affiliates. Neither party nor their employees, agents or subcontractors are agents or employees of the other party, and therefore are not entitled to any employee benefits of the other party, including but not limited to, any type of insurance.

18.12	Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given one (1) Working Day after being sent by facsimile or electronic mail with return receipt requested, or five (5) Working Days by certified mail. All notices and other communications under this Agreement shall be given to the party to which such notice is directed at the following addresses or addressed to a person or party at such other address as that party may have given by written notice in accordance with this provision:

	For NEXUS Data:	David Triechler
2557 S.W. Grapevine Parkway
Grapevine, Texas, 76051
Tel: 817-416-9805
Fax: 817-416-8336
Email:davidt@nexusdata.com

For NEXUS Telocation: Antony Freedman
1 Korazin Street
Givatayim, Israel
Tel: 972-3-572-3111
Fax: 972-3-571-6911
Email: antonyf@nexus.co.il

	For AMS:	Daniel Mitlansky
41 haTa’asia Street
Arad, Israel 80700
Tel: 972-8-997-2929
Fax: 972-8-997-1287
Email: amselc@netvision.net.il

18.13 Guarantee.  NEXUS undertakes to provide to AMS a bank guarantee, guaranteeing the performance by NEXUS of its undertakings hereunder any payment of any damages which may be due by it under this Agreement (the “Guarantee”). Such Guarantee shall be provided by an Israeli reputable bank acceptable to AMS within six months from the date hereof.  The amount of the Guarantee shall be $1.25 million.

In order to secure the grant of the Guarantee, NEXUS will issue 600,000 Ordinary Shares of NEXUS Telocation (the “Escrow Shares”), to be held in escrow by Adv. Orly Tsioni (the “Escrow Agent”). The Escrow Shares shall be included in the next registration statement to be filed by NEXUS Telocation with the Securities Exchange Commission. Immediately after the grant of the Guarantee the Escrow Agent shall transfer the Escrow Shares per the instructions of NEXUS. In the event that NEXUS will not grant the Guarantee, the Escrow Agent will sell the Escrow Shares and the consideration of this sale shall be held as a deposit to secure NEXUS’ liabilities under this Agreement.

Upon the deposit of the Escrow Shares with the Escrow Agent NEXUS shall provide the Escrow Agent with an irrevocable letter of instructions acceptable to AMS.

18.14. V.A.T. V.A.T. is to be added to any payment or amount which may be due under this Agreement, if applicable.

18.15 Outstanding Matters. The parties shall complete all outstanding matters as set out in Appendix 14 within the timeframe set out therein.

APPENDIX 1

Products

GS0001	American Residential Gas Transmitter

GS0002	Invensys Residential Gas Transmitter

GS0003	Schlumberger Residential Gas Transmitter

GS0005	Invensys Commercial / Industrial Gas Transmitter

GS0006	American Commercial / Industrial Gas Transmitter

RMU 1.7 UHF

RMU 1.7 VHF

APPENDIX 2

Product Pricing

For NEXUSDATA, pricing is predicated upon a minimum quantity of 200,000 units in the aggregate within each 12 month period.

GS0001	American Residential Gas Transmitter- $24.65

GS0002	Invensys Residential Gas Transmitter- $25.017

GS0003	Schlumberger Residential Gas Transmitter- $25.191

GS0005	Invensys Commercial / Industrial Gas Transmitter- $25.822

GS0006	American Commercial / Industrial Gas Transmitter- $26.584

The above prices 2-6 are based on a table received from NEXUS Data.

1. Manufacturing Prices (RMU-1.7-UHF)

Condition A: Based on annual quantity between 25,000 to 50,000 pcs.

Item	Description	RMU-1.7-UHF

1.	Material Cost CIF Arad The details attached (*)	US$	62.30
2.	Logistics (1.5%)	US$	0.94
3.	Manufacturing cost	US$	13.64
4.	Overhead cost (14.5%)	US$	2.10
5.	Scrap (1%)	US$	0.62
6	Mfg Profit (8%)	US$	1.26
	Total:	US$	80.86

        All prices in US$ + VAT
(*) Data provided by Nexus Communication Ltd

 Condition B: Based on annual quantity between 50,000 to 75,000 pcs.

Item	Description	RMU-1.7-UHF

1.	RMU-1.7-UHF complete	US$	79.12

        All prices in US$ + VAT

1.1 Conditions of Offer

1.1.1	Base of Offer
	A.	This offers is based on the estimated annual quantity:
Condition A: 25,000pcs up to 50,000pcs. Condition B: 50,000pcs up to 75,000pcs. Cumulative VHF+UHF ON ANNUAL BASIS.

B.

Nexus Telocation. is acquainted with the fact that condition A and B are proceed on logistical cooperation between Motorola Communication Israel Ltd and AMS Electronics Ltd under AMS full warranty and commitments.

	C.	The following items are included in the offer:

Item	Description	Quantity

1.	TOP Assembly of RMU-1.7-UHF unit	One

1.1.2	Prices and Fees
All prices in USD + VAT FOB Arad Israel.

1.1.3	Delivery Schedule
Based on monthly batch order placement, and the products quoted herein can be delivered within 4 weeks after receipt of a firm purchasing order. Weekly shipment can be obtained upon request.

1.1.4	Warranty Policy
According to the agreement .

1.1.5	Cost Down Objective
There will be around additional 3% cost down for annual volume over 75,000pcs.

1.1.6	Cost Reduction Process
According the agreement.

1.1.7	Terms of payment
According to the agreement.

1.     Manufacturing Prices (RMU-1.7-VHF)

Condition A: Based on annual quantity between 25,000 to 50,000 pcs.

Item	Description	RMU-1.7-VHF

1.	Material Cost CIF Arad The details attached (*)	US$	56.00
2.	Logistics (1.5%)	US$	0.84
3.	Manufacturing cost	US$	13.64
4.	Overhead cost (14.5%)	US$	2.10
5.	Scrap (1%)	US$	0.56
6.	Mfg Profit (8%)	US$	1.26
	Total:	US$	74.40
        All prices in US$ + VAT
(*) Data provided by Nexus Communication Ltd

 Condition B: Based on annual quantity between 50,000 to 75,000 pcs.

Item	Description	RMU-1.7-VHF

1.	RMU-1.7-VHF complete	US$	72.56

        All prices in US$ + VAT

1.1 Conditions of Offer

1.1.1	Base of Offer
	A.	This offers is based on the estimated annual quantity: Condition A: 25,000pcs up to 50,000pcs. Condition B: 50,000pcs up to 75,000pcs. Cumulative VHF+UHF ON ANNUAL BASIS.

B.

Nexus Telocation is acquainted with the fact that condition A and B are proceed on logistical cooperation between Motorola Communication Israel Ltd and AMS Electronics Ltd under AMS full warranty and commitments.

	C.	Tthe following items are included in the offer:

Item	Description	Quantity

1	TOP Assembly of RMU-1.7-VHF unit	One

1.1.2	Prices and Fees
All prices in USD + VAT FOB Arad Israel.

1.1.3	Delivery Schedule
Based on monthly batch order placement, and the products quoted herein can be delivered within 4 weeks after receipt of a firm purchasing order. Weekly shipment can be obtained upon request.

1.1.4	Warranty Policy
According to the agreement

1.1.5	Cost Down Objective
There will be around additional 3% cost down for annual volume over 75,000pcs.

1.1.6	Cost Reduction Process
According the agreement.

1.1.7	Terms of payment
According to the agreement .

APPENDIX 3

Unique Components

Component	Cancellation

NexusData ASIC	NCNR

NexusData MicroController	NCNR

NexusData Plastic Enclosures	NCNR
(5 model types)

Nexus Telocation (will be
provided later)

APPENDIX 4

Statement of Work (SOW) – RMU 1.7

1.	This document defines the Statement of Work and deliverables regarding the Turnkey production of Nexus RMU 1.7 products.

2.	Applicable Documents

	2.1	RMU 1.7 Production files and documents within.

	2.2	B.O.M. with manufacturer part numbers and Nexus specifications for components.

3.	Deliverables

	3.1	Purchasing. Manufacturer will purchase and perform Incoming Inspection of all components for the assembly of the RMU.

	3.2	Inventory Management. Manufacturer will be responsible for efficient and effective management of components and work in progress.

	3.3	Assembly. Manufacturer will perform all aspects of the assembly process of the RMU including component programming and all aspects of quality control.

	3.4	Testing. Manufacturer will perform 100% testing of product.

	3.5	Packing. Packing will be performed by manufacturer in accordance with the specification in production file.

	3.6	Documentation/Traceability. Manufacturer will provide electronic documentation to allow the traceability of products supplied to Nexus per types of products.

	3.7	Delivery. Manufacturer shall deliver products as agreed in the Agreement.

4.	Warranty. As detailed in the Agreement.

SOW- NEXUS DATA – AMR PROJECT

Process – battery pack

1.	Tabs welding
	☐	Two tabs in each cell.
	☐	Nexus Data will assign contractor.
2.	Mechanical assembly phase 1
	☐	2 contacts assembly and plastic placing pins squeezing.
	☐	PCB assembly and plastic placing pins squeezing.
3.	Soldering station
	☐	Soldering contacts to PCB (two soldering pads).
	☐	Soldering batteries to PCB (4 soldering pads).
4.	Ultra sonic
	☐	Standard ultra sonic machine.
	☐	Nexus Data provide special horn.
5.	Labeling
One label.
6.	Testing
	☐	Fully automatic station.
	☐	Nexus Data provides equipment.
	☐	Net testing time 11 - 12 sec.

Processes – main unit

1.	SMT assembly.
	☐	223 components (Fully SMT).
	☐	SMT RF shields.
	☐	No BGA.
	☐	1 fine pitch IC.
2.	De–panelize
	☐	Main board – 4 boards on panel.
	☐	Coil – V-cut.
	☐	Requires Jig for de–panelize
3.	Coil assembly
	☐	Two manual soldering pads.
	☐	Requires Jig for the assembly.
4.	Labeling
	☐	3 labels on board.
	☐	1 optional label for internal tracking.

5.	Functional testing
	☐	Fully automatic testing station.
	☐	Testing one board at a time.
	☐	Net testing time 65 - 70 sec.
	☐	Nexus Data provides equipment.
	☐	Pass/Fail label.
6.	Cleaning
	☐	Solvent – Kyzen, Ionox2950.
	☐	12 min. in degreaser.
	☐	10 min. in vacuum chamber (requires jig).
	☐	15 min. in oven.
7.	Conformal coating.
	☐	Masking – two pads.
	☐	Material – Parylene.
	☐	Nexus Data will assign an Israeli contractor.
	☐	After conformal coating – remove two masking pads.
8.	Mechanical assembly phase 1
	☐	Insert board and solder two pads.
	☐	Grease injection on two pads and under the board (requires jig for placing unit box).
	☐	Back cover assembly.
	☐	Requires transportation Jig.
	☐	Requires grease-filling Jig.
9.	RTV dispensing
	☐	RTV 5249.
	☐	XY table.
	☐	Gear pump.
	☐	Valve.
	☐	Requires five jigs.
	☐	40 sec per unit.
	☐	Off line curing time 15 min.
10.	Mechanical assembly phase 2
	☐	Rear gasket assembly.
	☐	Insert magnet to cum.
	☐	Cum and cum shaft assembly.
	☐	Labeling – 3 labels.
	☐	Screws drilling and pulling – 6 screws (requires jig).
11.	Battery pack assembly
	☐	One screw (require jig)
	☐	Grease injection.
12.	Activation station
	☐	Automatic station.
	☐	Net activation time – 45 - 50 sec.
	☐	Nexus Data provides equipment.
13.	Mechanical assembly phase 3
	☐	Assemble front gasket to index cover.
	☐	Kit of 13 screws and clear cover.

14.	Packaging
	☐	30 units in a box.
	☐	Two layers.

APPENDIX 5

Purchase Order Form

APPENDIX 6

[INTENTIONALLY DELETED]

APPENDIX 7

Initial Inventory Purchase

For NexusData components for approximately 10,000 Residential and Commercial/ Industrial Gas Transmitters.

Nexus Telocation  - will be provided at a later stage in accordance with the terms of Appendix 14.

APPENDIX 7A

NEXUS Components

Component	Cancellation

NexusData ASIC	NCNR

NexusData MicroController	NCNR

Nexus Telocation in

accordance with the terms of

Appendix 14

APPENDIX 8

NEXUS TELOCATION LTD. - Specific terms and conditions

1.	Cost Reductions. Purchase Prices will be reviewed by NEXUS Telocation and AMS on the first week of each financial quarter, and will be increased or decreased by mutual consent according to the most cost effective cost per component, presented by either Party. AMS will be proactive and make every effort to reduce costs both of the materials purchased and of the development of the manufacturing process. Such cost reductions shall be shared equally between AMS and NEXUS Telocation if the cost reduction was initiated by AMS or be entirely transferred and enjoyed solely by NEXUS Telocation if initiated by NEXUS Telocation. The revised Purchase Prices shall become effective on the 1st day of the following month or earlier if applicable. In the event of component shortages, allocation to NEXUS Telocation shall be not less favorable than, on a proportional basis, compared to other customer’s purchase orders requiring the same components during the said period.

2.	Forecasts. Initially, NEXUS Telocation will provide AMS, every calendar month during the Term, a rolling forecast covering the period of at least three (3) calendar months (the “Forecast”) in addition to 3 month PO. The Forecast will specify the number of units of the Products NEXUS Telocation anticipates purchasing during such three (3) month period. The Forecast will be non-binding and will not be regarded by either Party as a commitment to order, purchase, deliver or meet any volume commitment specified therein with the exception of NCNR components specified in Appendix 3, whose actual lead time is longer than 3 months. NEXUS Telocation may adjust the Forecast at its reasonable discretion at any time.

3.	Purchase Order Adjustments and Rescheduling

(a)

Decrease or Cancellation of Products.  NEXUS Telocation shall be entitled to decrease the quantity of Products or cancel particular Products set forth in any Purchase Order with no additional charge or cost to NEXUS Telocation, pursuant to the chart below or  cancellation window per component, as specified in Appendix 3, whichever allows a more favorable cancellation period to NEXUS Telocation.

(b)

Rescheduling of Products.  The parties will agree on a suitable schedule for Delivery in any Purchase Order (the “Appendix”). From time to time, NEXUS Telocation may request reports as to the progress of the Product production in accordance with the then outstanding Purchase Order. NEXUS Telocation shall be entitled to reschedule the Delivery dates of Products under a Purchase Order without any extra charge pursuant to the chart below. NEXUS Telocation shall have the right to decrease, increase or cancel Products which could have been decreased/increased or cancelled under Sections 2(a) and 2(c).

(c)

Increase of Products.  NEXUS Telocation may increase the quantity of Products previously set forth in any Purchase Order, in accordance with the chart set forth below without any extra charge pertaining to AMS’ ability to acquire necessary components.

(d)

Change to Purchase Orders Which are not Covered by Chart Below.  NEXUS Telocation shall confirm in writing delivered to AMS any changes (“Change Order”) to a Purchase Order, and AMS shall acknowledge such changes in writing within two (2) working days of NEXUS’s Telocation confirmation, which shall include a quote of the cost and/or schedule impact, if any, of implementing the change, and which shall be subject to the written confirmation of NEXUS Telocation.

(e)	Permissible Percentages of Change. The following chart defines the permissible percentage of change by periods covered by any Purchase Order:

TYPE OF CHANGE	DAYS	% OF PERMISSIBLE ADJUSTMENT

Decrease or	0-30 Days	0%
Cancellation	30-60 Days	30%
	60-90 Days	60%
	Over 90 Days	Unlimited

Rescheduling	0-30 days past the scheduled Delivery date for the applicable Purchase Order.	Unlimited

Increase	0-30	30%
	30-60	60%
	Over 90 Days	Unlimited

*	“Days” means the number of calendar days between NEXUS’s order adjustment and the Delivery date, as amended in the PO.

**	“Adjustment” means the percentage of any Product ordered for Delivery on such Delivery date that NEXUS may add to or subtract from (as applicable) the Purchase Order.

(e)

Notwithstanding the foregoing, in the event that AMS shall have materials in stock and manufacturing capacity sufficient to enable it to increase the quantity of Products with less advance notice, or at a higher percentage rate than specified in the chart above, AMS, with the prior written consent of NEXUS, shall increase the quantity of Products to be supplied under the relevant Purchase Order without limitation.  AMS is committed to use its best commercial efforts to meet NEXUS’s adjustments when greater flexibility than the permissible adjustments (as set forth in the chart above) is required.

(f) The flexibility agreed upon in the above table is based on the assumption that the monthly quantities will be equally distributed throughout each month.

4.	Product Lead Time Reduction Program. AMS and NEXUS shall meet quarterly to discuss options to effect reductions in Product Lead Times to allow improved flexibility in ordering and delivery. The agenda for each meeting will include identification of such options, schedules for determination of associated cost and schedules for implementation.

5.	Manufacturing Site. NEXUS will be entitled to choose within each Purchase Order (and AMS shall accept such choice) the site where the assembly and manufacture of the Product shall take place, should AMS acquire additional assembly or manufacturing sites.

6.	Assembly Lead-Time. NEXUS will issue rolling manufacturing forecasts and Purchase Orders, to guide AMS in purchasing the required components per Product Catalog Number for the required number of Products under the relevant PO. For the avoidance of any doubt: (i) AMS shall not commence assembly or manufacture of a Product prior to the expiration of 50 calendar days prior to the delivery date under the Purchase Order; and (ii) the foregoing shall not derogate from AMS’s obligation to Deliver Products in the volumes appearing in the Forecast and the Purchase Order.

7.	Inspections by NEXUS AMS will inform NEXUS Telocation of Delivery dates at least five (5) Working Days prior to any Delivery date, and AMS shall make the Products and/or Spare Parts to be Delivered available to NEXUS Telocation for the performance of acceptance tests at least one (1) full Working Day prior to the Delivery date. If NEXUS Telocation did not perform the acceptance tests within such period, after being duly and timely notified by AMS as aforesaid, AMS shall be entitled to Deliver such Products and/or Spare Parts. Notwithstanding such inspections, or the lack thereof, NEXUS Telocation may return defective or non-conforming Products to AMS, at AMS’s expense, during the Warranty Period, in accordance with the RMA procedure described in Section 9.4 (Acceptance and Return)

8.	Consequences of Delay. AMS shall utilize all best commercial efforts in order to remedy the anticipated delay, to expedite the Delivery and give highest priority and attention to the matter, including the engagement and involvement of senior management. If AMS is more than seven (7) days late in Delivery of the Products to the Delivery Point, AMS shall be liable for late Delivery charges of 1% per week (at the end of each week starting from the second week). This will be applicable only in a case where Nexus Telocation will show AMS that damage was caused.

9.	Additional Cost of Expedited Freight. AMS will pay the difference between expedited freight mode and normal freight mode on scheduled shipments that were missed due to AMS’s failure to meet its obligations hereunder.

APPENDIX 9

NEXUSDATA LTD. - Specific Terms and Conditions

1.	Purchase Price Adjustments. AMS shall agree to use best commercial efforts to obtain thirty-six (36) month fixed price contracts with all component suppliers. In the event that any such contracts are terminated or not available, AMS and NEXUSDATA shall meet to determine the current best price available for replacement agreements. Beginning in March, 2003 until the end of the term of the Agreement, and any renewals thereof, each year on the first Working Day in March AMS and NEXUSDATA shall meet to determine the change in the B.O.M. resulting from the new component supply contracts. The Purchase Price of Products will then be adjusted up or down by the change in the cost of the B.O.M. as determined and agreed as per the above. The result of this process shall then fix the Purchase Price for the next twelve (12) months.

2.	Forecasts. NEXUS Data will provide AMS, every calendar month during the Term, a rolling forecast covering the period of at least six (6) calendar months (the “Forecast”). The Forecast will specify the number of units of the Products NEXUS Data anticipates purchasing during such period.

3.	Purchase Order Adjustments and Rescheduling.

(a)

Decrease or Cancellation of Products.  NEXUS Data shall be entitled to decrease the quantity of Products or cancel particular Products set forth in any Purchase Order with no additional charge or cost to NEXUS Data, pursuant to the chart below or cancellation window per component, as specified in Appendix 3, whichever allows a more favorable cancellation period to NEXUS Data.

(b)

Rescheduling of Products. The parties will agree on a suitable schedule for Delivery in any Purchase Order (the “Production Schedule”).  NEXUS Data will require weekly reports as to the progress of the Product production in accordance with the then  outstanding Purchase Order. NEXUS Data shall be entitled to reschedule the Delivery dates of Products under a Purchase Order without any extra charge pursuant to the chart below. NEXUS Data shall have the right to decrease, increase or cancel Products which could have been decreased/increased or cancelled under Sections 3.2(a) and 3.2(c).

(c)	Increase of Products. NEXUS Data may increase the quantity of Products previously set forth in any Purchase Order, in accordance with the chart set forth below without any extra charge.

(d)

Change to Purchase Orders.  NEXUS Data shall confirm in writing delivered to AMS any changes (“Change Order”) to a Purchase Order, and AMS shall acknowledge such changes in writing within two (2) working days of NEXUS Data’s confirmation, which shall include a quote of the cost and/or schedule impact, if any, of implementing the change, and which shall be subject to the written confirmation of NEXUS Data.

(e)	Permissible Percentages of Change. The following chart defines the permissible percentage of change by periods covered by any Purchase Order:

TYPE OF CHANGE	DAYS	% OF PERMISSIBLE ADJUSTMENT

Increase	0-60 Days	0%
Decrease	61-120 Days	10%
Rescheduling or	121-180 Days	30%
Cancellation

*	“Days” means the number of calendar days between NEXUS Data’s order adjustment and the Delivery date, as amended in the PO.

**	“Adjustment” means the percentage of any Product ordered for Delivery on such Delivery date that NEXUS Data may add to or subtract from (as applicable) the Purchase Order.

(f) AMS is committed to use its best commercial efforts to meet NEXUS Data’s adjustments when greater flexibility than the permissible adjustments (as set forth in the chart above) is required.

4.	Expedited deliveries from time to time NexusData may require an expedited delivery of product. AMS shall use best commercial efforts to comply with these requests and shall be entitled to charge additional expediting and air delivery fees to NexusData.

5.	AMS agrees to execute a Related Manufacturing Agreement with a specific NexusData customer for products to be delivered under a purchase order to be executed under this contract, as set forth in Appendix 11 to the Agreement.

6.	Shared Technical Expertise AMS shall utilize NexusData technical personnel during the first year of production or longer if necessary to put into effect the turnkey production systems necessary to meet the terms and conditions of this contract. AMS and NexusData shall mutually agree to the personnel and charges for these technical services.

7.	Shutdown Periods Directed by NEXUS Data. In the event NEXUS should require AMS to cease production for a period greater than 24 hours of regularly scheduled production time for other than New Product Introductions, AMS shall be entitled to direct damages. Payment will be made to AMS thirty (30) days after receipt of invoice for such charges. The aforesaid shall not apply if the shutdown occurs due to noncompliance or breach by AMS of its undertakings hereunder.

8.	Deliveries. All Deliveries made under this Agreement shall be by sea freight. Notwithstanding the above the initial quantities shall be Delivered by airfreight. By January 28, 2002, AMS and NEXUS DATA shall discuss and agree on the time schedule and initial quantity which shall be Delivered by airfreight. All such airfreight costs to be borne by NEXUS. AMS declares that it will make commercially reasonable efforts in order to expedite commencement of delivery by way of sea freight.

9.	Consequences of Delay. AMS shall utilize all best commercial efforts in order to remedy the anticipated delay, to expedite the Delivery and give highest priority and attention to the matter, including the engagement and involvement of senior management. If AMS is unable to deliver NexusData products Freight on Board at the Israeli port at least six weeks prior to the scheduled delivery date, it shall at its cost airfreight the products to the scheduled delivery point. AMS shall bear all incremental costs, including without limitation, for the expedited Delivery and costs for overtime. Notwithstanding the above, NEXUS Data hereby declares that it will not demand delivery by way of airfreight unless commercially needed, such determination to be made at NEXUS Data’s sole discretion. In addition, and without derogating from other remedies available to NEXUS Data under this Agreement and/or applicable law, AMS shall be liable for late Delivery charges equal to penalties assessed against Nexus Data by its customer as described in Article II and Article VIII of the NEXUS Data IMServe Purchase and License Agreement, a copy of which is attached as Schedule A hereto. It is agreed that NEXUS Data will not penalize AMS for delay of the first supply of up to 30 days resulting from deficiency of components.

APPENDIX 10

Product Life Test Reports

APPENDIX 11

Related Manufacturing Agreement

APPENDIX 12

Non-Disclosure Agreement

APPENDIX 13

QVL/AVL (B.O.M. With Manufacturers/Vendors)

APPENDIX 14

Outstanding Matters

1.	Appendix 3 - Unique Components: NEXUS Telocation to submit by March 1, 2002

2.	Appendix 5 - Purchase Order Form: NEXUS Data to provide by January 17, 2002

3.	Appendix 7 - Initial Inventory Purchase: NEXUS Data to complete purchase by January 31, 2002

4.	Appendix 7 and 7A - Initial Inventory Purchase: NEXUS Telocation to provide within one (1) week of request by AMS

5.	Appendix 13 - QVL/AVL (B.O.M. With Manufacturers/Vendors): NEXUS Telocation to provide by February 1, 2002

6.	AMS to provide summary of insurance coverage and amounts in accordance with Section 18.4 within one (1) week from the date this Agreement is signed.

7.	NEXUS to provide AMS with the Letter of Instructions to the Escrow Agent within one (1) week from the date this Agreement is signed.

APPENDIX 15

NEXUSDATA LTD.

Specific Terms and Conditions